ING USA Annuity and Life Insurance Company
and its Separate Account B

ING Rollover Choice^{SM} Variable Annuity

Supplement dated September 24, 2007 to the Contract Prospectus dated April 30, 2007, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

Effective September 17, 2007, the contract is no longer available for new issue as a tax deferred annuity under Tax Code section 403(b).